                                                                 Exhibit (a)(9)


LITE DEPALMA GREENBERG & RIVAS, LLC
Joseph J. DePalma
Mary Jean Pizza
Two Gateway Center, 12th Fl.
Newark, NJ 07102-45003
(973) 623-3000

Attorneys for Plaintiff

(Additional Counsel Listed on Signature Page)


-------------------------------------------

RODANTHE LENGLE,
                                                SUPERIOR COURT OF NEW JERSEY
                                                CHANCERY DIVISION
                    Plaintiff,                  PASSAIC COUNTY


          v.                                    DOCKET NO.

PATRICK G. LEPORE; STEVEN M. FREEMAN;
ROGER BOISSONNEAULT; CARTER H. ECKERT;
RONALD M. NORDMANN; MELVIN SHAROKY;
JOSEPH E. SMITH; JOHN T. SPITZNAGEL;            CLASS ACTION COMPLAINT
JOHN A. STALEY, IV; BORON LEPORE &
ASSOCIATES, Inc.; and
CARDINAL HEALTH, INC.,

                    Defendants.

-------------------------------------------



     Plaintiff, Rodanthe Lengle, residing at 5758 White Flint Court, Manassas, Virginia, on behalf of herself and all others similarly situated, by her attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and her counsel or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by plaintiff's counsel.

                              NATURE OF THE ACTION
                              --------------------

    1. This is a shareholder class action on behalf of the public stockholders of Boron LePore & Associates, Inc. ("BLPG" or the "Company") arising out of the improper and unlawful conduct of the Company's directors in connection with the sale of the Company to Cardinal Health, Inc. ("Cardinal Health"). Plaintiff contends that BLPG's directors have breached their fiduciary duties owed to the Company's shareholders by, among other things, (1) improperly delegating their directorial duties to defendant Cardinal Health, which has agreed to acquire BLPG for $16.00 per share in cash; (2) violating certain provisions of the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-Laws (the "By-laws"); (3) agreeing to onerous merger terms; and (4) failing to disclose material information to the Company's shareholders, thereby depriving them of the ability to make a fully informed decision on whether to tender their shares to Cardinal Health for $16.00 per share in cash.

    2. Absent judicial intervention, defendants will continue to breach their fiduciary duties owed to BLPG's public shareholders. Thus, this action seeks to
(1) enjoin certain provisions of the merger agreement between BLPG and Cardinal Health (the "Merger Agreement"); and (2) enjoin completion of the tender offer (the "Tender Offer"), scheduled to close on June 24, 2002, until the omitted disclosures described herein are cured.

                                  THE PARTIES
                                  -----------

    3. Plaintiff Rodanthe Lengle ("plaintiff") is the owner of common stock of BPLG and has been the owner of such shares continuously since prior to the wrongs complained of herein.

    4. Defendant BLPG is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 1800 Valley Road, Wayne, New Jersey. BLPG is a Company that provides outsourced promotional, marketing, and educational services to the pharmaceutical industry.

    5. Defendant Patrick G. LePore ("LePore") is and has been at all relevant times Chief Executive Officer and Chairman of the Board of BLPG. If the buyout by Cardinal Health is successful, LePore will continue to be employed by the combined entity for at least three years.

    6. Defendant Steven M. Freeman ("Freeman") is and has been at all relevant times President, Chief Operating Officer, and a director of BLPG. If the buyout by Cardinal Health is successful, Freeman will continue to be employed by the combined entity for at least three years.

    7. Defendants Roger Boissonneault, Carter H. Eckert, Ronald M. Nordmann, Melvin Sharoky, Joseph E. Smith, and John T. Spitznagel are and have been at all relevant times directors of BLPG.

    8. The defendants referred to in paragraphs 5 through 7 are collectively referred to herein as the "Individual Defendants."

    9. By reason of the above Individual Defendants' positions as officers and/or directors of the Company, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of BLPG, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

    10. Defendant Cardinal Health is an Ohio corporation. Cardinal Health purports to be a provider of products and services to healthcare providers and manufacturers, helping them improve the efficiency and quality of their healthcare services and products.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

    11. Plaintiff brings this action on her own behalf and as a class action, pursuant to R. 4:32-1 of the Rules of this Court, on behalf of herself and holders of BLPG common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

    12. This action is properly maintainable as a class action.

    13. The Class is so numerous that joinder of all members is impracticable. As of May 29, 2002, there were approximately 11.7 million shares of BLPG common stock outstanding, held by hundreds if not thousands of beneficial owners.

    14. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

         (a) whether the proposed buyout is unfair to the Class;

         (b) whether defendants have improperly abdicated their directorial duties to Cardinal Health;

         (c) whether defendants have violated the Company's Certificate and By-laws;

         (d) whether defendants have provided BLPG's public shareholders with all material information necessary for them to make a fully informed decision on whether to tender their shares to Cardinal Health;

          (e) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

          (f) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

     15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     16. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     17. Defendants have acted on grounds generally applicable to the Class with respect to matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

                                   Background
                                   ----------

     18. BLPG provides integrated medical education to the healthcare industry. The Company's services include strategic consultation, content development, accredited and non-accredited program development and execution, logistics management and a variety of Internet-based solutions related to these services. Substantially all of the Company's customers are large pharmaceutical companies seeking to educate physicians and other healthcare professionals. The Company's core services include accredited and non-accredited symposia, advisory boards, satellite symposia, teleconferences, dinner meetings, sales force education meeting support, large-scale videoconferences, advocacy development, patient-based services such as support groups and community awareness programs, publication planning and Web conferencing. The Company's services are integrated along the pre- and post-launch periods of the pharmaceutical product life cycle.

     19. According to the Company, Cardinal Health and BLPG commenced discussions concerning a business combination in September 2001. By October of 2001, Cardinal Health indicated that it was interested in combining with BLPG, but stated that it was not prepared to proceed with discussions at that time.

     20. In February 2002, the parties again began to discuss a possible merger. On March 29, 2002, Cardinal Health orally indicated an interest in acquiring all of the outstanding shares of BLPG at a price of $15.00 per share. In response, defendant LePore stated that such a proposed price would not be acceptable to the BLPG Board.

     21. In April of 2002, Cardinal Health increased its offering price to $16.00 per share in cash. On April 24, 2002, the Individual Defendants met with Bear Stearns to discuss the financial terms of the proposed transaction with Cardinal Health.

     22. At a BLPG Board Meeting held on May 14, 2002, Bear Stearns informed the Board that it was prepared to render an opinion that the purchase price to be received was fair, from a financial point of view, to BLPG's shareholders. After Bear Stearns purportedly provided an "in-depth review of the financial aspects of the transaction," the Individual Defendants unanimously approved the merger agreement with Cardinal Health and resolved to recommend that BLPG's public shareholders accept the offer of $16.00 per share in cash.

     23. On or about May 15, 2002, the merger agreement was executed. The proposed buyout was announced to the public via a press release later that same day.

                              The Merger Agreement
                              --------------------

     24. Pursuant to the Merger Agreement, on or about May 24, 2002, Cardinal commenced a tender offer for all of BLPG's common shares at a price of $16.00 per share in cash. The tender offer contains a minimum condition meaning that at least 50.1% of BLPG's common stock must be tendered for the tender offer to be completed. If the tender offer is completed, Cardinal Health will acquire any remaining BLPG shares in a later merger for $16.00 per share in cash.

     25. The Merger Agreement contains a provision which provides that, if Cardinal Health receives over 80% of BLPG's common stock as a result of the tender offer, Cardinal Health has an irrevocable option to purchase up to that number of newly issued shares of BLPG common stock equal to the number of shares that, when added to the number of shares acquired by Cardinal Health in the tender offer, shall constitute one share more than 90% of the shares of common stock then outstanding on a fully diluted basis. This provision effectively permits Cardinal Health to acquire the remaining shares of BLPG in a "short form" merger pursuant to 8 Del. C. Sec. 253, even though Cardinal had obtained less than 90% of the outstanding common stock of BLPG in the tender offer.

     26. The Individual Defendants have breached their fiduciary duties to BLPG's common stock holders by agreeing to the irrevocable option. Under Delaware law, it is well established that shareholders receive less procedural protection in a short form merger consummated pursuant to Sec. 253. Thus, the Company's directors have lessened the protection that Class members would receive if greater than 80% but less than 90% of BLPG shares are tendered to Cardinal Health.

     27. Moreover, the merger agreement contains a provision which permits Cardinal Health to immediately take over control of BLPG's Board of Directors once the tender offer is consummated. Specifically, the Merger Agreement provides that Cardinal Health will be entitled to designate that number of directors, rounded up to the nearest whole number, which will give Cardinal Health representation on the BLPG Board equal to the product of the total number of directors on the BLPG Board and the percentage that the number of shares purchased by Cardinal Health bears to the total number of shares outstanding. Pursuant to this provision, BLPG's directors shall use "all of their reasonable efforts" to, upon Cardinal Health's request, either increase the size of the BLPG Board or secure the resignation of such number of directors as is necessary to enable the required number of Cardinal Health designees to be appointed.

     28. By granting Cardinal Health the ability to create and fill board vacancies, the Individual Defendants have violated the Company's Certificate and By-laws and have abdicated their fiduciary duties to BLPG shareholders. Both the Company's Certificate and By-laws provide:

          . . . any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification, or removal of a director, shall be filled solely by the affirmative vote of a majority of the Board of Directors then in office.

     29. The merger agreement purports to take away the directors' ability to create and fill vacancies. For example, if circumstances arise after the tender offer is completed which alter the opinions of the directors of BLPG concerning the desirability or fairness of the subsequent merger, the directors have rendered themselves powerless to act because they must grant control of the Board to Cardinal Health immediately upon request, even if the directors do not believe creating and filling vacancies with Cardinal Health designees would be in the best interests of BLPG's public shareholders. Such a delegation of a fundamental directorial duty is not permitted by either the Company's Certificate or By-laws.

     30. The merger agreement also contains provisions which purport to insulate the proposed combination against competing offers. The merger agreement effectively provides that a competing bidder would have to be willing to pay up to $1,750,000 in expenses and a "termination fee" of $9,000,000 to Cardinal Health just to stand on equal-footing with Cardinal Health. This penalty represents over 5.7% of the aggregate amount of consideration Cardinal Health has agreed to pay for BLPG's common stock. A penalty of such magnitude is disproportional and unlawful as it unduly dissuades potential third-parties from making competing offers.

                           The Tender Offer Materials
                           --------------------------

     31. On May 24, 2002, Cardinal Health filed its Tender Offer Statement on Schedule TO with the SEC. Also on that day, BLPG filed its Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC (together with the Tender Offer Statement, the "Tender Offer

Materials"). As described below, the Tender Offer Materials omit material information which is necessary for plaintiff and the other shareholders of BLPG to make a fully informed and fair decision whether to tender their shares to Cardinal Health for $16.00 per share in cash.

     32. Most glaringly, the Tender Offer Materials do not include any description, summary, or equivalent explanation of the valuation analyses performed by Bear Stearns. Defendants admit that Bear Stearns was retained to assist the Company with the exploration of strategic alternatives. Moreover, the Tender Offer Materials make it clear that BLPG's directors heavily considered Bear Stearns valuation analyses of the Company's common stock. Inexplicably and uncustomarily, the Tender Offer Materials do not include any meaningful information concerning Bear Stearns' analysis, other than the conclusory statement that Bear Stearns opined that $16.00 was fair from a financial point of view.

     33. Clearly, shareholders are entitled, at a minimum, to a summary description of the various valuation analyses Bear Stearns performed. Considering the fact that BLPG rejected a $15.00 offer from Cardinal Health before ultimately accepting a $16.00 offer, the Company's public shareholders need to know the reference ranges that Bear Stearns calculated for BLPG common stock. Otherwise, plaintiff and the other members of the Class cannot possibly assess the desirability of the $16.00 offering price.

     34. For example, if Bear Stearns calculated a reference range of fairness of $15.75 to $26.00 per share, the tender offer would clearly be much less desirable to BLPG shareholders than if Bear Stearns had calculated a reference range of $12.00 to $17.00 per share. The Tender Offer Material's current disclosures do not permit plaintiff and the other Class members to make this important analysis.

     35. Further, the Tender Offer Materials omit additional material information, including:

          (a) the Tender Offer Materials state that defendants LePore and Freeman will receive the pro rata portion of the annual bonus that has been earned by each executive with respect to the 2002 calendar year under the BLP Group Companies Executive Bonus Plan. Although the Tender Offer Materials state these amounts will be paid to the executives presumably by Cardinal Health in January 2003, the Tender Offer Materials do not identify the amount of the bonus that will be paid to each defendant. In light of the fact that these bonuses are based upon "subjective evaluations" of the executives' performance, plaintiff and the other Class members do not have the ability to determine the amount that will be paid to defendants LePore and Freeman. Plaintiff and the other BLPG shareholders need this information in order to determine whether defendants LePore and Freeman have sought to maximize shareholder value in the proposed combination with Cardinal Health or whether these defendants have favored their own interests to the detriment of BLPG's public shareholders. Such a determination is highly important as defendant LePore and Freeman were the lead directors in negotiating the merger agreement with Cardinal Health;

          (b) the Tender Offer Materials do not disclose the reasons why the Company did not form a special committee of independent directors to negotiate the merger agreement with Cardinal Health in light of the conflicts of interests possessed by defendants LePore and Freeman;

          (c) the Tender Offer Materials highlight the fact that the $16.00 offer price represents a premium of 28% to the trading price of BLPG common stock on the day before the merger agreement was announced and a 36% premium over the three-month average trading price for BLPG common stock. However, the Tender Offer Materials do not disclose that, for the nine months rolling through February 23, 2001, the five largest dollar value mergers in the healthcare industry included premiums of 114.2%, 74.1%, 65%, 58.6%, and 56.7%, respectively;

          (d) the Tender Offer Materials do not disclose the identity of two "key employees" of BLPG that have entered into employment agreements with Cardinal Health or the terms of such agreements; and

          (e) the Tender Offer Materials reference a "long range plan" that BLPG's directors weighed against the merger with Cardinal Health but do not describe what such "long range plan" involved or entailed.

     36. Absent the material information set forth above, plaintiff and the other public shareholders of BLPG cannot possibly determine whether or not to tender their shares into the offer from Cardinal Health.

                                    COUNT I
                                    -------

        Certificate Violation Brought Against The Individual Defendants
        ---------------------------------------------------------------

     37. Plaintiff repeats and re-alleges each and every paragraph above as if fully set forth herein.

     38. Pursuant to Article V of the Company's Certificate, BLPG's directors have the sole authority to create directorships and fill directorship vacancies on the Board.

     39. However, the Merger Agreement purports to assign such directorial power to Cardinal Health once Cardinal Health completes the tender offer. Thus, the Individual Defendants have effectively tied their hands and rendered their opinions meaningless once Cardinal Health completes the tender offer.

     40. The Company's Certificate does not provide for the assignment of directorial powers to a single shareholder. Defendants' agreement to such a provision directly violates the Company's Certificate and the Company's By-laws.

     41. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT II
                                    --------

           Breach of Fiduciary Duty Against The Individual Defendants
           ----------------------------------------------------------

     42. Plaintiff repeats and re-alleges each and every paragraph above as if fully set forth herein.

     43. The Individual Defendants were and are under a duty:

          (a)  to act in the interests of the Company's common stockholders;

          (b)  to maximize shareholder value;

        (c) to undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

        (d) to act in accordance with their fundamental duties of due care and loyalty.

    44. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in BLPG. For example, by agreeing to the exorbitant termination fee provisions in the merger agreement, defendants have effectively precluded the possibility that a third-party will emerge with a superior offer.

    45. Further, by granting Cardinal Health the irrevocable option described above, defendants have circumvented the restrictions of 8 Del. C. Sec. 253, thereby depriving plaintiff and the other Company public shareholders of procedural protections under certain circumstances.

    46. Plaintiff and the Class have no adequate remedy at law.

                                   COUNT III
                                   ---------

           Breach of Duty of Candor Against The Individual Defendants
           ----------------------------------------------------------

    47. Plaintiff repeats and re-alleges each and every paragraph above as if fully set forth herein.

    48. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control when it seeks shareholder action.

    49. As set forth above, particularly in paragraphs 31 through 35, the Tender Offer Materials fail to disclose material information, including the following:

        (a) the valuation analyses performed by Bear Stearns;

        (b) alternatives to the proposed merger, including, the Company's long-range plan;

        (c) the employment arrangements of certain BLPG employees; and

        (d) cash bonus payments that Cardinal Health will pay defendants LePore and Freeman in January of 2003.

    50. Without this crucial information, BLPG shareholders cannot possibly make a fully informed decision on whether to tender their shares to Cardinal Health.

    51. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT IV
                                    --------

                 Aiding And Abetting A Breach Of Fiduciary Duty
                        Against Defendant Cardinal Health
                        ---------------------------------

    52. Plaintiff repeats and re-alleges each and every paragraph above as if fully set forth herein.

    53. Cardinal Health clearly insisted upon a termination fee and expenses of approximately $10.75 million. Further, Cardinal Health negotiated the irrevocable option and the provisions of the merger agreement which purport to entitle Cardinal Health to create and fill vacancies on BLPG's Board. Thus, Cardinal Health knowingly participated in the breaches of fiduciary duty described herein.

     54. As a result of Cardinal Health's unlawful conduct, plaintiff and the other BLPG shareholders have been injured and have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

          vi. Declaring that this action is properly maintainable as a class action;

          vii. Enjoining certain provisions of the merger agreement which purport to abdicate the Individual Defendants' power to create directorships and fill directorship vacancies;

          viii. Enjoining certain provisions of the merger agreement which purport to lower the threshold necessary to execute a short form merger from 90% ownership to 80% ownership;

          ix. Enjoining consummation of the tender offer until the curative disclosures described herein are made;

          x. Striking the provisions of the merger agreement which provide for the $10.75 million termination fee as onerous and unlawful;

          xi. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          xii. Granting such other and further relief as this Court may deem just and proper.



Dated: June 4, 2002
                                        LITE DEPALMA GREENBERG & RIVAS, LLC



                                   By:  /s/ Joseph J. DePalma
                                        ---------------------------------------
                                        Joseph J. DePalma, Esq.
                                        Mary Jean Pizza, Esq.
                                        Two Gateway Center, 12th Floor
                                        Newark, NJ 07102-5003
                                        (973) 623-3000



                                        Of Counsel:

                                        SCHIFFRIN & BARROWAY, LLP
                                        Marc A. Topaz, Esq.
                                        Gregory M. Castaldo, Esq.
                                        Patricia C. Weiser, Esq.
                                        Three Bala Plaza East
                                        Suite 400
                                        Bala Cynwyd, PA 19004
                                        (610) 667-7706

                                        CAULEY & GELLER, LLP
                                        One Boca Place
                                        2255 Glades Road, Suite 421A
                                        Boca Raton, FL 33431